

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

David Gladstone
Chief Executive Officer
GLADSTONE LAND Corp
1521 Westbranch Drive
Suite 100
McLean, VA 22102

>   **Re: GLADSTONE LAND Corp**
>   **Registration Statement on Form S-3**
>   **Filed March 28, 2023**
>   **File No. 333-270901**

Dear David Gladstone:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Stacie Gorman at 202-551-3585 with any questions.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction

cc: Taylor K. Wirth, Esq.